November 24, 2010

BY ELECTRONIC SUBMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Morgan Youngwood

RE:	PAR Technology Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 16, 2010
File No. 001-09720

Ladies and Gentlemen:

PAR Technology Corporation, a Delaware corporation ("PAR" or the "Company"), is transmitting  for  filing with the Securities and Exchange  Commission (the "Commission"), this letter reflecting PAR's responses to the written comments communicated by Mr. Morgan Youngwood, Staff Accountant, to John W. Sammon,  Jr., Chairman of the Board and President of PAR, by letter dated October 28, 2010.  The response set forth below has been organized in the same manner in which the comments were presented in Mr. Youngwood’s letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 11.  Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 23, 2010).

Severance Policy, page 20

Comment:

1.
We note your response to prior comment 2 and to prior comment 11, as set forth in our letter dated July 30, 2010, including your conclusion that Mr. Cortese is not an executive officer pursuant to Rule 3b-7 under the Exchange Act.  However, given Mr. Cortese’s title as General Counsel and Executive Vice President, Strategic Initiatives, as well as his enumerated duties, it is not clear how you reached that determination.  Please advise.  We would expect your response to include a reasonably detailed analysis in support of your determination and address why Mr. Cortese’s duties and responsibilities do not rise to the level of being in charge of a division or function of the company or performing a policy making function.  We further note your intention to file a copy of Mr. Cortese’s employment agreement with the filing of your next quarterly report.  Notwithstanding the foregoing, please supplementally provide us with a copy of Mr. Cortese’s employment agreement, including any other written documentation setting forth his duties, responsibilities and authority, with your next response.

Response:

The Company wishes to supplementally clarify for the staff that the determination regarding Mr. Cortese’s status as not being an executive officer pursuant to Rule 3b-7 under the Exchange Act was carefully considered and the Company believes the determination was appropriate at the time made and, upon review it believes it continues to be an appropriate determination.  In connection with the title of General Counsel, the Company clarifies that the Legal Department for the Company is a support function providing contractual reviews, formalization of business transactions and customer negotiations and management of and primary interface with the Company’s outside counsel.  The function of the department is to provide advice and counsel but does not establish policy and is not integral to the development, manufacture or deployment of the products produced or services performed by the Company.  The existence of the internal legal staff is based in economic convenience for the Company and its support activities do not rise to the level of a principal function of the Company.  Consequently, the title of General Counsel and Mr. Cortese’s duties as the head of the department do not rise to the level of being in charge of a principal business unit, division or function of the Company.

The Company encloses a copy of Mr. Cortese’s employment agreement which became effective as of January 1, 2009 to this response (Enclosure 1).  The employment agreement contemplates the position to be held by Mr. Cortese to be Executive Vice President Office of the Chairman and, as previously indicated in the Company’s response submitted on August 27, 2010, enumerated the contemplated duties and responsibilities. The following elaboration on these duties is provided to clarify Mr. Cortese’s role in each of the enumerated areas.

(i) Investor relations (including road shows, investor conferences, quarterly reporting, annual meeting).
Mr. Cortese did not and does not have any management responsibility or authority over the function of investor relations within the Company.  The function of investor relations was and is under the direct management of Mr. Christopher Byrnes, Vice President of Business and Financial Relations.  Mr. Byrnes reports directly to the CFO.  Mr. Cortese has the benefit of a lengthy tenure with the Company and his role in connection with investor relations was and is to provide the benefit of his experience with the Company through his review of presentations prepared by Mr. Byrnes for accuracy, clarity and consistency.  He also accompanied Mr. Byrnes to investor conferences to assist in responding to questions from investors and potential investors.  Mr. Cortese also attended the Company’s quarterly investor call and read a statement prepared by Mr. Byrnes and assisted in responding to investor questions in that forum.  Mr. Cortese did not attend either the 2009 or 2010 Annual Meeting of Shareholders.  The Annual Meeting presentation was given by the Company’s Chairman, CEO and President, Dr. Sammon and the Company’s CFO, Mr. Casciano.

(ii) Business development activities.
The role of Mr. Cortese in business development activities was limited to making himself available to provide assistance to subsidiary presidents in connection with negotiation of transactions and maintaining customer relationships with contacts he had established during his tenure with the Company.  Negotiation activity did not materialize and Mr. Cortese’s role in connection with business development activities was limited to the maintenance of customer relationships.

(iii) Potential merger and acquisition analysis and related M&A activities.
Mr. Cortese, with the input from the President of the Company and the Presidents of the Company’s principal subsidiaries, developed a slate of potential M&A candidates.  Mr. Cortese then performed research on the financial outlook for such candidates and documented his research in white papers and executive summaries.  He presented his work to the respective Presidents and the Board.  When particular M&A opportunities were determined by the Board to be worthy of exploration, Mr. Cortese would assist the CFO and the respective business President in initial communications with the M&A prospects.  During the period of 2009 and 2010 the Company and its subsidiaries concluded no M&A activity other than the procurement of some intellectual property assets from a party that was identified by persons other than Mr. Cortese.  Mr. Cortese was a member of the negotiation team for the Company in connection with that procurement.

(iv) Oversight of the legal department and provision of business direction on major legal projects.
As indicated above, the Company’s Legal Department is not integral to the development, manufacture or deployment of the products produced or the services performed by the Company or its subsidiaries.  The department consists of three attorneys, inclusive of Mr. Cortese, and a paralegal.  The department provides advice and counsel as well as staff support to the Company and its businesses in the form of providing the formalization of business transactions, risk identification and provides the interface for and coordination of the activities of the Company’s outside counsel.

(v) Oversight and support of restaurant channel expansion.
It was anticipated that Mr. Cortese would provide assistance to Mr. Soladay as Mr. Soladay engaged in his new duties at the start of 2009 as President of the Company’s largest subsidiary.  While the responsibility for the entire restaurant business rested with Mr. Soladay, one of the areas contemplated for such support was the area of development/expansion of that business’ channel sales function.  Mr. Soladay did not utilize Mr. Cortese to the extent originally contemplated and, during the first half of 2009, a dedicated Director of Channel Sales was hired to develop and manage that business’ channel network.  The position reports directly to the Vice President of Sales for the restaurant business.  Mr. Cortese, initially provided advice and counsel to the management team in connection with the historical background of channel development but at no time had any management or supervisory role in connection with this function.

(vi) Oversight of PAR Springer-Miller Systems, Inc.
The resort/spa business segment of the Company is conducted through the PAR Springer-Miller Systems subsidiary located in Stowe, Vermont.  This business engaged a new President in the summer of 2008.  While the President of PAR Springer-Miller Systems reported directly to the CEO of the Company, Mr. Cortese assisted the CEO by reviewing the weekly reports from the President of this business and providing summaries of such reports to the CEO.  The need for this function was short lived and Mr. Cortese’s role evolved into one of occasional interface between the CEO and the President of the subsidiary.

(vii) Executive leadership of the Company’s ERP project
This responsibility did not materialize at all for Mr. Cortese as the Company did not implement an ERP project due to budgetary constraints.

And such other duties and responsibilities as may be assigned by the President and CEO.
In general Mr. Cortese’s knowledge of the Company’s business gained through his prior role as President of the Company’s restaurant business and the customer and supplier contacts he developed during his over 30 year tenure with the Company makes him a valuable information resource for the Company’s executive management.  The business decisions on all matters are, however, not delegated to Mr. Cortese, but retained by the executives and the Board.  Mr. Cortese also holds the office of Secretary for the Company and many of its subsidiaries.  As Secretary, Mr. Cortese is responsible for the duties customarily incident to that position (e.g. maintaining minutes of Board meetings, custodian of the corporate seal, affixing the seal and attesting to the authenticity of corporate documents).

As indicated in the Company’s press release of January 6, 2009 (Enclosure 2), the Office of the Chairman was newly created in 2009.

Based on the above and after discussions with outside counsel specializing in securities law, the Company believes it has reasonably concluded that the duties, responsibility and authority of Mr. Cortese did and do not rise to the level of an executive officer as contemplated by Rule 3b-7 of the Exchange Act, but, rather was and is a staff position serving those who are responsible for the discharge of executive duties.  Notwithstanding the Company’s position, however, the Company wishes to emphasize that with the singular exception of filing Mr. Cortese’s employment agreement with the SEC (but which has now been accomplished with the Company’s most recent 10Q filing), it has disclosed all information relevant to the compensation of Mr. Cortese that would have been required to be disclosed had he been an executive officer.  In addition, Mr. Cortese has filed on Form 4 all transactions in connection with his holdings of the Company’s stock.

The Company, in the spirit of full disclosure, further states that discussions are underway with Mr. Cortese which, when concluded are anticipated to result in a new employment agreement for the position of General Counsel.

Please contact the undersigned at (800) 448-6505, extension 273, should you require additional information or have questions regarding this letter.

Very truly yours,

PAR Technology Corporation

By: /s/Ronald J. Casciano
Ronald J. Casciano, Vice President,
Chief Financial Officer, Treasurer
and Chief Accounting Officer

(ENCLOSURE 1)

EMPLOYMENT AGREEMENT

This Employment Agreement (“Agreement”) entered into as of this _____ day of December, 2008, (the “Execution Date”), by and between PAR Technology Corporation, a Delaware corporation (the “Company”) and Gregory T. Cortese, (the “Executive”).

WHEREAS, the Company currently employs Executive on an “at will” basis as President and Chief Executive Officer of its wholly-owned subsidiary, ParTech, Inc., and now desires to change his duties and responsibilities and in consideration of additional consideration being offered desires to document the terms and conditions of Executive’s employment as an executive in the Company’s Office of the Chairman (“OOC”), specifically the position of Executive Vice President Office of the Chairman, effective as of January 1, 2009 (the “Effective Date”);

WHEREAS, Executive understands and accepts the conditions of employment as set forth herein and desires to be employed by the Company in such capacity.

NOW, THEREFORE, in consideration of the mutual covenants and agreements of the parties hereto, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and Executive hereby agree as follows:

1.	Employment and Duties.

            (a)           Employment. Subject to the terms and conditions of this Agreement, effective as of the Effective Date, the Company hereby employs Executive as an executive officer in the OOC with the title of “Executive Vice President Office of the Chairman”, to perform the duties described herein, and Executive hereby accepts such employment.

(b)           Term.

 (i)           Unless terminated at an earlier date in accordance with Section 4 hereof, Executive’s employment with the Company shall be for the period commencing on the Effective Date and ending on December 31, 2009 (the “Initial Term”).

(ii)           At the sole discretion of the Company, Employment of Executive may beextended commencing January 1, 2010 through August 31, 2010 (the “FirstExtended Term”).  Should the Company determine to employ Executive for theFirst Extended Term, the Company shall provide written notice to Executive of its intent to extend Executive’s employment through the First Extended Term prior to December 31, 2009.

(iii)          At the sole discretion of the Company, Employment of Executive may be furtherextended on an “at will” basis commencing on September 1, 2010 (suchextension being referred to herein as the “Second Extended Term”).  Should theCompany determine to employ Executive for the Second Extended Term, the Company shall provide written notice to Executive of its intent to extend Executive’s employment into the Second Extended Term prior to August 31, 2010.

     (c)   Duties. As the Executive Vice President Office of the Chairman, Executive shall be an executive officer of the Company reporting directly to the President and  Chief Executive Officer of the Company. Executive’s duties shall include such duties and responsibilities that may be assigned by the President and Chief Executive Officer of the Company from time to time and shall initially include the following:

          (i)   investor relations (including road shows, investor conferences, quarterly reporting, annual meeting)

         (ii)   business development activities

        (iii)       potential merger and acquisition analysis and related M&A activities

        (iv)      oversight of Legal Department and provision of business direction on major legal projects

         (v)      oversight and support of restaurant channel expansion

         (vi)      oversight of PAR Springer-Miller Systems, Inc.

         (vii)     executive leadership of the Company’s ERP project

(d)           Resignation of Current Position.  Executive agrees to resign as the President and Chief Executive Officer of ParTech, Inc., effective as of the Effective Date.

(e)           No Conflict.  Executive shall serve the Company faithfully and to the best of his ability and shall devote sufficient amounts of his time and efforts to the discharge of his duties and responsibilities to the Company during his employment with the Company.

(f)           Company Policies and Procedures. Executive agrees to comply with the Company’s policies and procedures as they may be applicable to him (including without limitation, as an employee or executive officer) and subject to the terms set forth herein.

2.  Compensation.

(a)
Base Salary.  While Executive is employed by the Company hereunder, Executive shall be paid an annual base salary of $250,000 (the “Base Salary”), subject to federal, state and local tax withholding where applicable. The Base Salary shall be paid in accordance with the Company’s standard payroll practices in effect from time to time.  Executive understands and agrees that any increase in Base Salary, if any, shall be in the sole discretion of the Company.

(b)
Annual Bonus. While the Executive is employed by the Company hereunder, Executive shall be eligible to receive an annual bonus determined in accordance with the Company’s Incentive Compensation Plan applicable to the OOC Group (the “Bonus”), provided that Executive remains employed by the Company in accordance with the terms of such plan.  The recommendation to the Compensation Committee of the Board of Directors shall be that the Executive should participate at the 53% level for calendar year 2009.

(c)
Equity Awards.  The Executive acknowledges and agrees that any outstanding stock options (“Equity Awards”) shall remain subject to and administered in accordance with the terms and conditions set forth in the governing agreement and the plan pursuant to which such Equity Awards were issued.  Nothing herein shall be deemed to modify such Equity Awards.

3.	Confidentiality.

(a)
Confidentiality.  Except as permitted by the Company, or as otherwise required by law, during the term of Executive’s employment with the Company and at all times thereafter, Executive shall not divulge, furnish or make accessible to anyone or destroy or use in any way other than in the ordinary course of the business of the Company, any confidential, proprietary or secret knowledge or information of the Company, its current or past subsidiaries, directors, officers, managers, employees, business partners, agents, consultants or other affiliated entities (“Affiliated Entities”) that Executive has acquired or shall acquire during his employment with the Company, whether developed by himself or by others including but not limited to (i) any trade secrets, (ii) internal business information, including, without limitation, information relating to strategic and staffing plans and practices, customer names and lists and other information, marketing, promotional and sales plans, practices or programs, training practices and programs, operation and product costs and pricing structure, accounting and business methods, and any financial data or plans respecting the Company and/or any Affiliated Entities; (iii) identities of and information about the Company’s past, current and prospective customers and their confidential information; (iv) compilations of data (whether in whole or in part) including but not limited to reliability and performance data and all analyses, processes, methods, techniques, systems, formulae, research, records, reports, manuals, documentation and models relating thereto; (v) forms, contracts, or similar documents; (vi) hardware specifications, computer software, documentation and databases (whether existing or in various stages of research and development); (vii) developments, methods, and processes (whether or not reduced to practice); (viii) all copyrightable works; and (ix) all information relating to the Company’s employees, including information contained in their personnel files (collectively the “Confidential Information”).  Information that is in the public domain at the time it is disclosed to Executive or after such disclosure becomes part of the public domain by publication or otherwise without violation of this Agreement by the Executive shall not constitute Confidential Information and shall not be subject to the obligations/benefits regarding Confidential Information as set forth in this Agreement.  The obligation of the Executive with respect to disclosure of Confidential Information as set forth in this Agreement is not applicable to any information that: (a) is reasonably required to be disclosed during the performance of Executive’s duties and, in accordance with the Company’s processes and procedures regarding the use of non-disclosure agreements; or (b) is disclosed in compliance with a judicial or governmental order, provided the Executive shall give the Company reasonable notice prior to such disclosure and shall comply with any applicable protective order.

(b)
Executive acknowledges the potential adverse impact, both internally and externally, that negative statements or remarks regarding the Company could have to the integrity, reputation and goodwill of the Company, and further acknowledges that the continuing success of Executive is, in part, dependent upon the positive perception of the Executive's transition to the OOC by employees, customers and the local community.  Executive therefore agrees to refrain from making any statements or remarks, verbally or in writing, to Company employees or customers (past, current or prospective), or to members of the Utica-Rome-New Hartford community that negatively characterize the Executive's transition to the OOC or otherwise are disparaging, deleterious or damaging to the integrity, reputation or goodwill of the Company.

4.  Termination

(a)
Termination by Executive.  Executive may terminate this Agreement and his employment hereunder at any time upon thirty (30) days’ written notice to the Company (the “Termination Notice”).  Upon receipt of any Termination Notice from Executive, the Company may elect to terminate Executive’s employment effective immediately or on any date on or after the date of the receipt of said Termination Notice and prior to the termination date provided by Executive in his Termination Notice.  The election of the Company to accelerate the termination of Executive’s employment or reduce Executive’s responsibilities under this Section 4(a) shall not affect the characterization of the termination as a termination by Executive pursuant to Executive’s original Notice of Termination, provided that the Company shall pay to Executive all accrued entitlements up to the termination date set out in Executive’s original Notice of Termination.

(b)
Termination For Cause. The Company may terminate this Agreement and the employment of Executive at any time for Cause by providing the Executive written notice of such termination.  If this Agreement is terminated for Cause, Executive shall not receive any notice or pay in lieu of notice or severance pay or any indemnity whatsoever in respect of such termination.  For the purposes of this Agreement, “Cause” shall mean any of the following which occurs after the Effective Date OR has occurred prior to the Effective Date and is the subject of a third party claim made against the Executive or the Company:

          (i)    willful negligence that results in substantial damage to the Company;

         (ii)    violation of the Company’s “Code of Business Conduct and Ethics” (Policy 708 and 708A); "Use of Company Resources and Security of  Company  Sensitive  Information” (Policy 431); “Controlled Substances/Illegal Drugs and Alcoholic Beverages Prohibition” (Policy 421) or "Workplace Discrimination/Harassment/Non-Fraternization”  (Policy 419) policies as set forth in the Company’s Manager’s Manual;

        (iii)    indictment for, plea of guilty or nolo contendre, or conviction of Executive of a felony related to Company’s business, or a  crime involving dishonesty,  misappropriation of any funds or property, fraud or embezzlement or immoral conduct that adversely affects Company’s business; or;

        (iv)    breach of the confidentiality covenants set forth in this Agreement.

(c)
Termination Due to Expiration of Initial Term.  Should the Company, in its sole discretion determine not to extend employment of Executive beyond the Initial Term, the last day of Executive’s employment will be December 31, 2009.  The Company agrees to provide Executive thirty (30) days prior written notice of its intent to allow Executive’s employment to terminate due to expiration of the Initial Term.

(d)
Termination Due to Expiration of First Extended Term.  Should Executive’s employment with the Company be extended into the First Extended Term and, in Company’s sole discretion it determines not to extend employment of Executive beyond the First Extended Term, the last day of Executive’s employment will be August 31, 2010.  The Company agrees to provide Executive sixty (60) days prior written notice of its intent to allow Executive’s employment to terminate due to expiration of the First Extended Term.

(e)
Termination of Second Extended Term Without Cause.  Should Executive’s employment with the Company be extended into the Second Extended Term, the Company may terminate Executive’s employment at any time after September 1, 2010 with or without Cause, subject to providing two (2) weeks written notice or payment in lieu thereof.

(f)
Termination Due to Death or Disability.  Should Executive die at any time during the Initial Term or any Extended Term, the last day of Executive’s employment will be the date of death.  Should the Executive at any time during the Initial Term or any Extended Term become Disabled, the Company, at its option may terminate the Executive at any time following one hundred twenty days of Disability.   For purposes hereof the term “Disability” as used herein shall mean the inability, due to physical or mental cause, of Executive to perform his usual and regular duties for the Company, after reasonable accommodations (if applicable) by the Company for Executive’s disability.

5.  Effect of Termination.

(a)
Accrued Rights.  Except as otherwise provided in Section 5(b), upon termination of the employment of Executive hereunder, the Company shall only be obligated to pay to Executive or his estate the accrued and unpaid Base Salary, unpaid business expenses and any other payments due under Section 2 hereof and any accrued and vested pension welfare and fringe benefits under the employee benefit plans in which Executive participated, including any unpaid accrued vacation pay (collectively, the “Accrued Rights”), if any, owing to Executive, in each case up to the date of termination of employment.

(b)
Termination for Cause.  If Executive’s employment shall be terminated at any time by the Company for Cause, the Company shall only be obligated to pay to Executive his accrued and unpaid Base Salary, and other Accrued Rights, if any, owing to Executive hereunder (except to the extent that the benefit plans and/or policies permit the Company to withhold benefits to Executive by reason of termination for Cause) up to the date of termination.

(c)
Termination Due to Expiration of Initial Term.  If Executive’s employment shall be terminated due to expiration of the Initial Term the Company shall only be obligated to pay the Executive his accrued and unpaid Base Salary, other Accrued Rights and, subject to Section 5(h) of this Agreement, salary continuation for twelve (12) months following the termination date.  For purposes of this Agreement, salary continuation shall be payments to Executive at the same rate of bi-weekly Base Salary that he was receiving at the time of termination (“Severance”).  Severance shall be subject to all applicable state, federal and local income tax withholdings.  In addition, the Company shall be responsible for payment of: i) Executive’s COBRA election during the Severance period so long as Executive continues to pay an amount equal to the required PAR employee contribution for the medical coverage selected by Executive; and ii) an amount up to $3,500 toward Executive’s cost for a life insurance policy.

(d)
Termination Due to Expiration of First Extended Term.  If Executive’s employment shall be terminated due to expiration of the First Extended Term the Company shall only be obligated to pay the Executive his accrued and unpaid Base Salary, other Accrued Rights and, subject to Section 5(h) of this Agreement, salary continuation for six (6) months following the termination date.  For purposes of this Agreement, salary continuation shall be payments to Executive at the same rate of bi-weekly Base Salary that he was receiving at the time of termination (the “Severance”).  Severance shall be subject to all applicable state, federal and local income tax withholdings. In addition, the Company shall be responsible for payment of: i) Executive’s COBRA election during the Severance period so long as Executive continues to pay an amount equal to the required PAR employee contribution for the medical coverage selected by Executive; and ii) an amount up to $1,750 toward Executive’s cost for a life insurance policy.

(e)
Termination During the Second Extended Term Without Cause.  If Executive’s employment shall be terminated during the Second Extended Term by the Company for any reason other than for Cause as defined in this Agreement, the Company shall only be obligated to pay the Executive his accrued and unpaid Base Salary, other Accrued Rights and, subject to Section 5(h) of this Agreement, salary continuation for six (6) months following the termination date.  For purposes of this Agreement, salary continuation shall be payments to Executive at the same rate of bi-weekly Base Salary that he was receiving at the time of termination (the “Severance”).  Severance shall be subject to all applicable state, federal and local income tax withholdings.  In addition, the Company shall be responsible for payment of: i) Executive’s COBRA election during the Severance period so long as Executive continues to pay an amount equal to the required PAR employee contribution for the medical coverage selected by Executive; and ii) an amount up to $1,750 toward Executive’s cost for a life insurance policy.

(f)
Termination Due to Disability or Death.  If Executive’s employment shall be terminated at any time due to Executive’s Disability or death, the Company shall only be obligated to pay to Executive or Executive’s estate, as the case may be, his accrued and unpaid Base Salary, and other Accrued Rights, if any, owing to Executive hereunder as of the last day of Executive’s employment.

(g)
Sole Obligation of the Company. In the event of termination of Executive’s employment, the sole obligation of the Company hereunder shall be its obligation to make the payments called for by the applicable provisions of this Section 5, and the Company shall have no other obligation to Executive or to his beneficiary or his estate, except as otherwise provided by law or under the terms of any Equity Awards or any employee benefit plans or programs then maintained by the Company in which Executive participates.

(h)
Condition Precedent to Severance Payments.  Any provision to the contrary in this Agreement notwithstanding, the Company shall not be obligated to make any Severance payments to Executive unless (i) Executive shall have executed and delivered to the Company, within thirty (30) days of the date of termination, a general release of all claims against the Company and any of its directors, officers, managers, agents, investors and other affiliates in form and substance reasonably satisfactory to the Company, which release shall include an agreement of Executive not to disparage the Company, (ii) all applicable consideration periods and rescission periods provided by law shall have expired, and (iii) Executive is in material compliance with the confidentiality provisions hereof as of the dates of the payments.

(i)
Resignation.  Upon any termination of Executive’s employment hereunder for any reason, with or without Cause, whether by the Company or by Executive, Executive shall be deemed to have resigned from all positions as an officer, director, manager, employee and any other position within the Company and/or any subsidiaries and/or other affiliates thereof.

6.  Injunctive Relief.  Executive expressly acknowledges that, in the event that the confidentiality provisions hereof are breached, the Company will suffer damages incapable of ascertainment and will be irreparably damaged if any provision of such Sections is not enforced. Therefore, should any dispute arise with respect to the breach or threatened breach of any provision of said provisions, Executive agrees and consents that, in addition to any and all other remedies available to the Company, an injunction or restraining order or other equitable relief may be issued or ordered by a court of competent jurisdiction restraining any breach or threatened breach of any such provisions. Nothing herein shall be construed as prohibiting the Company from pursuing any other remedies available to the Company for such breach or threatened breach.

7.  Miscellaneous.

(a)	Company. For purposes of this Agreement, unless the context otherwise requires, the term “Company” shall include the Company and each past and/or current subsidiary of the Company.

(b)
Notices.  Any notice or other communication in connection with this Agreement shall be deemed to be delivered if in writing and delivered in person or to the last known address of the party to whom the notice is being given.  Notices may be delivered by hand, U.S. mail, recognized overnight courier such as Federal Express or UPS, by confirmed facsimile transmission to an operational fax number or by confirmed email transmission to an operational email address.  Notices to the Company shall be addressed to the President & CEO of the Company with a copy to the Legal Department.

(c)
Severability.  The parties agree that each provision contained in this Agreement shall be treated as a separate and independent clause, and the unenforceability of any one clause shall in no way impair the enforceability of any of the other clauses herein.  Moreover, if one or more of the provisions contained in this Agreement shall for any reason be held to be excessively broad as to scope, activity or subject, such provisions shall be construed by the appropriate judicial body by limiting and reducing it or them, so as to be enforceable to the extent compatible with the applicable law.

(d)
Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes and replaces any prior agreements, representations or understandings (written or oral) between or among Executive and the Company relating to Executive’s service to and/or employment by the Company and/or relating to any rights upon separation of the Executive from Company; provided, however, that nothing herein shall alter or otherwise modify the terms and conditions set forth in any Equity Awards.  All promises, representations, understandings, warranties and agreements with reference to the subject matter hereof and inducements to the making of this Agreement relied upon by any party hereto have been expressed in this Agreement.  This Agreement may not be amended except by a writing signed by the party against whom enforcement thereof is sought.

(e)
No Waiver.  No term or condition of this Agreement shall be deemed to have been waived, except by a statement in writing signed by the party against whom enforcement of the waiver is sought. Any written waiver shall not be deemed a continuing waiver unless specifically stated, shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future or as to any act other than that specifically waived.

(f)	Survival. The provisions of Sections 3, 5, 6 and 7 hereof shall survive the termination of this Agreement.

(g)
Assignability; Binding Nature.  This Agreement shall be binding upon and inure to the benefit of the Company and Executive and their respective successors, heirs (in the case of Executive) and permitted assigns. Rights or obligations of the Company including, specifically, the rights of the Company under Section 3 of this Agreement, may be assigned or transferred by the Company, as applicable. No rights or obligations of Executive under this Agreement may be assigned or transferred by Executive other than his rights to compensation and benefits, which may be transferred only by will or operation of law.  In the event of a change of control of the Company, the Company shall require this Employment Agreement to be assumed by the Company’s successor.

(h)
Waiver of Jury Trial.  Each party hereto hereby expressly waives any right to a trial by jury in any action or proceeding to enforce or defend any rights or remedies under or pursuant to this Agreement or under any agreement, document or instrument delivered or which may in the future be delivered in connection herewith or arising from or relating to any relationship existing in connection with this Agreement, and agrees that any such action or proceeding shall be tried before a court and not before a jury.

(i)	Governing Law. This Agreement shall be deemed a contract made under the laws of the State of New York.

(j)
Captions and Headings.  The captions and paragraph headings used in this Agreement are for convenience of reference only and shall not affect the construction or interpretation of this Agreement or any of the provisions hereof.

(k)
Counterparts.  This Agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.  This Agreement shall become effective when each party shall have received counterparts signed by the other party.  Signatures provided by facsimile, “PDF” or other electronic means shall have the same effect as originals.

IN WITNESS WHEREOF, the parties hereto or their duly authorized representatives have signed, sealed and delivered this Agreement effective as of the day and year first above written.

THE COMPANY:	PAR TECHNOLOGY CORPORATION
By:________________________

EXECUTIVE:	GREGORY T. CORTESE
____________________________

(ENCLOSURE 2)

PAR Technology Corporation Announces
New Management Appointments

Edwin Soladay Appointed President of Partech, Inc.;
Gregory T. Cortese Named Executive Vice President,
PAR Technology Corporation

•	Tuesday January 6, 2009, 4:18 pm EST

NEW HARTFORD, N.Y.--(BUSINESS WIRE)--PAR TECHNOLOGY CORPORATION (NYSE:PTC - News)

PAR Technology Corporation announced today the appointment of A. Edwin Soladay as President of ParTech, Inc., the Company’s largest wholly owned subsidiary and a leading provider of I/T solutions to the hospitality industry. In this role, Mr. Soladay will be responsible for expanding the Company’s restaurant technology business by growing capability in the U.S. and international markets. Mr. Soladay comes to PAR from Fujitsu Transaction Solutions, a wholly owned subsidiary of Fujitsu Limited, where he served as Chief Operating Officer. Fujitsu Transaction Solutions is a “solutions” company focused on the Retail POS market. The solutions include application software, point-of-sale hardware technology, self-service systems and multi-vendor lifecycle services.

Prior to joining Fujitsu, Soladay served as President of CRS Retail Systems, a large software company specializing in POS, back office and business intelligence software for the Retail market. CRS systems are installed in more than 20,000 retail outlets in over 30 countries.

Mr. Soladay brings to PAR extensive experience in the operation of technology companies engaged in the creation, deployment and support of complex solutions comprised of enterprise software, hardware and services.

Mr. Soladay is a native of New Mexico and graduated from St. Michael’s University in Santa Fe with a Bachelor’s Degree in Accounting and Business. His appointment is effective immediately.

Mr. Soladay replaces Gregory T. Cortese in that position with ParTech, Inc.

PAR also announced today the appointment of Gregory T. Cortese to the position of Executive Vice President in the newly formed Office of the Chairman. This appointment reflects the importance the Company is placing on its strategic objectives for each business unit and the focus with which it intends to execute those objectives. The Office of the Chairman will be responsible for the strategic direction and the oversight of the operation of all entities of PAR Technology Corporation (PTC) and will be staffed by four officers: Dr. John W. Sammon will continue as Chairman & CEO of the Company. Joining Mr. Cortese and, reporting to Dr. Sammon will be Charles A. Constantino, newly appointed Vice Chairman of PAR’s Board of Directors and Ronald J. Casciano, Vice President, Chief Financial Officer and Treasurer.

ABOUT PAR TECHNOLOGY

PAR Technology Corporation creates and markets products that help hospitality operators around the world to better manage money, materials, people and the guest experience. PAR has provided hardware, software and services to the world's largest restaurant chains and their franchisees for almost 30 years. Today the Company's extensive offering includes technology solutions for the full spectrum of hospitality operations, from boutique hotels and independent table service restaurants to international QSR chains, all backed by PAR’s global service network. The Company has over 50,000 installations in 105 countries worldwide. PAR is also a leader in providing computer-based system design and engineering services to the Department of Defense and Federal Government Agencies. PAR Technology Corporation's stock is traded on the New York Stock Exchange under the symbol PTC.